CITY SAVINGS FINANCIAL CORPORATION                            2004 ANNUAL REPORT
================================================================================

                               TABLE OF CONTENTS

Message to Shareholders ................................................   2

Selected Consolidated Financial Data ...................................   3

Management's Discussion and Analysis ...................................   4

Report of Independent Registered Public Accounting Firm ................   18

Consolidated Balance Sheets  ...........................................   19

Consolidated Statements of Income ......................................   20

Consolidated Statements of Shareholders' Equity ........................   21

Consolidated Statements of Cash Flows ..................................   22

Notes to Consolidated Financial Statements .............................   23

Directors and Officers .................................................   40

Market Information .....................................................   42

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Description of Business

     City Savings Financial Corporation (the "Holding Company" and, together with its subsidiary, the "Company") is an Indiana corporation organized in September 2001, to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Michigan City Savings and Loan Association (the "Bank") in connection with the Bank's conversion from mutual to stock form. The Holding Company became the Bank's holding company on December 27, 2001. Effective December 1, 2002, the name of the Bank was changed to City Savings Bank to bring the Bank's image and brand under the Holding Company's name and to eliminate any suggestion created by the Bank's former name that its operations are conducted only in Michigan City, Indiana. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, without par value, of the Bank.

     At June 30, 2004, the Bank, a state savings association, conducted its business from three full-service offices located in Chesterton, Rolling Prairie and Michigan City, Indiana, with the main office located in Michigan City. The Bank also has a loan origination office in Crown Point, Indiana and now provides online banking services.

     The Bank offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Bank's principal business consists of attracting deposits from the general public and originating mortgage loans, most of which are secured by one-to four-family residential real property in La Porte County. The Bank also offers commercial real estate loans, home equity, second mortgage loans and other types of consumer loans, real estate construction loans, commercial loans, automobile loans, land loans and multi-family residential loans. The Bank derives most of its funds for lending from deposits of its customers, which consist primarily of certificates of deposit, demand accounts and savings accounts.

To Our Shareholders:


     On behalf of the directors, officers and employees of City Savings Financial Corporation and its wholly-owned subsidiary, City Savings Bank, I am pleased to present to you, our shareholders, our third Annual Report to Shareholders. We converted from a mutual to stock form of ownership in December 2001 and immediately began trading on the OTC Electronic Bulletin Board under the symbol "CSFC." On December 1, 2002, we changed the name of our wholly-owned subsidiary from Michigan City Savings and Loan Association to City Savings Bank to align the Bank's image and brand with that of the holding company's and to eliminate any suggestion that our operations are limited only to Michigan City, Indiana.

     Our home office is located in Michigan City, Indiana and we have full-service branch offices in Rolling Prairie and Chesterton, Indiana, as well as a loan origination office located in Crown Point, Indiana. Our Chesterton branch opened its doors on February 16, 2004, and our Crown Point office began operations on February 28, 2004.

     City Savings Financial Corporation has experienced another outstanding year of progress. The fiscal year ended June 30, 2004 was a success by a number of financial measures.

     Our total assets at June 30, 2004 were $146.1 million compared to $139.8 million at June 30, 2003, a growth of $6.3 million or 4.5%. The increase in assets was primarily attributable to an increase in net loans receivable from $117.1 million at June 30, 2003 to $119.3 million at June 30, 2004, an increase of $2.2 million or 1.9%, and securities available for sale from $12.2 million at June 30, 2003 to $13.6 million at June 30, 2004, an increase of $1.4 million or 11.50%.

     Net income for the year ended June 30, 2004 was $1.1 million compared to $1.3 million at June 30, 2003, a decrease of approximately $200,000, or 13.7%. Our return on equity, that is net income divided by average total equity, also decreased. Our return on equity was 9.84% for the fiscal year ended was June 30, 2004, compared to 12.43% for the prior fiscal year. Our return on assets, that is net income divided by average total assets, was 0.77% for the fiscal year ended June 30, 2004, compared to 1.11% for the prior year. Our return on equity and return on assets for the for the fiscal year 2002 was 6.16% and 0.63%, respectively.

     Despite a competitive interest rate environment, we were able to maintain our interest rate spread during the year. While net income and return on equity and assets have declined, this is partly attributable to the Company's investment in the Chesterton and Crown Point facilities. The entrance into these vibrant markets is in line with the Company's strategic plan, and management is confident these investments will contribute to profitability and shareholder value in future periods.

     The Management and the Board of Directors want to thank you for your business, support and confidence in City Savings Financial Corporation. We encourage you to recommend us to your friends, neighbors and associates, and we look forward to serving you with the same professional service that has marked our performance for over 118 years.


                                  Sincerely,



                                  /s/ Thomas F. Swirski

                                  Thomas F. Swirski
                                  President & Chief Executive Officer



                     SELECTED CONSOLIDATED FINANCIAL DATA OF
               CITY SAVINGS FINANCIAL CORPORATION AND SUBSIDIARIES

     The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                                                                          At  June 30,
---------------------------------------------------------------------------------------------------------
                                                            2004              2003              2002
---------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)
Selected Financial Condition Data:
Total assets............................................    $146,122         $139,840           $81,394
Loans receivable........................................     120,727          118,197            68,651
Allowance for loan losses...............................       1,457            1,097               579
Net loans receivable....................................     119,270          117,100            68,072
Cash and cash equivalents...............................       2,541            4,952             3,215
Securities available for sale...........................      13,596           12,187             6,847
Securities to be held to maturity.......................         192              249               334
Total borrowings........................................      27,657           22,170             6,488
Deposits ...............................................     104,474          103,579            63,211
Shareholders' equity - substantially restricted.........      11,870           11,075            10,197

Selected Operating Data:
Total interest income...................................    $  8,056         $  7,096          $  5,052
Total interest expense..................................       3,120            2,888             2,553
                                                            --------         --------          --------
   Net interest income..................................       4,936            4,208             2,499
Provision for loan losses...............................         460              592               258
                                                            --------         --------          --------
   Net interest income after provision for loan losses..       4,476            3,616             2,241
                                                            --------         --------          --------
Noninterest income:
   Service charges on deposit accounts..................         135              113                92
   Gain on sale of investments..........................         106              320                49
   Net gains on loan sales..............................         241              359               104
   Other ...............................................         336              437               245
                                                            --------         --------          --------
     Total noninterest income...........................         818            1,229               490
                                                            --------         --------          --------
Noninterest expense:
   Compensation and benefits............................       1,763            1,468             1,024
   Occupancy and equipment..............................         494              260               268
   Professional fees....................................         166              178               110
   Data processing......................................         251              186               163
   Advertising..........................................         198              137               122
   Other ...............................................         605              436               305
                                                            --------         --------          --------
     Total noninterest expense..........................       3,477            2,665             1,993
                                                            --------         --------          --------
Income before taxes.....................................       1,817            2,180               738
Income tax expense (benefit)............................         672              854               268
                                                            --------         --------          --------
   Net income...........................................    $  1,145         $  1,326          $    470
                                                            ========         ========          ========
------------------------
Table continued on following page


                                                                              At  June 30,
                                                             ------------------------------------------
                                                                 2004            2003            2002
                                                             ------------------------------------------
Supplemental Data:
Dividends per share ....................................          .38             .20              --
Dividend payout ratio ..................................        18.43%           8.38%             --
Interest rate spread during period  ....................         3.32%           3.33%           3.04%
Net yield on interest-earning assets (1) ...............         3.50            3.63            3.48
Return on assets (2) ...................................          .77            1.11            0.63
Return on equity (3) ...................................         9.84           12.43            6.16
Equity to assets (4) ...................................         8.12            7.92           12.53
Average interest-earning assets to average
         interest-bearing liabilities ..................       107.53          112.16          112.46
Nonperforming assets to total assets (4) ...............         3.11            1.83            2.19
Allowance for loan losses to total loans outstanding (4)         1.22            0.94            0.85
Allowance for loan losses to nonperforming loans (4) ...        33.44           43.58           38.63
Net charge-offs to average total loans outstanding .....         0.08            0.07            0.17
Other expenses to average assets (5) ...................         2.34            2.24            2.68
Number of full-service offices (4) .....................            3               2               2
---------------
(1)  Net interest income divided by average interest-earning assets.
(2)  Net income divided by average total assets.
(3)  Net income divided by average total equity.
(4)  At end of period.
(5)  Other expenses divided by average total assets.


                             =====================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto included herein.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein and also include, but are not limited to, changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

     1)   Management's determination of the amount of loan loss allowance; and

     2)   The effect of changes in interest rates.


Average Balances and Interest Rates and Yields

     The following tables present for the years ended June 30, 2004, 2003 and 2002, the balances, interest rates and average daily balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts.

                                           AVERAGE BALANCE SHEET/YIELD ANALYSIS

                                                                                    Year Ended June 30,
                                          ----------------------------------------------------------------------
                                                         2004                             2003
                                          ----------------------------------------------------------------------
                                                       Interest                          Interest
                                             Average    Earned/   Average      Average    Earned/    Average
                                             Balance     Paid    Yield/Rate    Balance     Paid     Yield/Rate
                                          ----------------------------------------------------------------------
                                                                 (Dollars in thousands)
Assets:
Interest-earning assets:
  Interest-earning deposits ........         $  2,121    $   25      1.18%      $  4,265   $   58       1.36%
  Securities available for sale (1)            13,582       561      4.13         10,142      501       4.94
  Securities to be held to
    maturity .......................              214        10      4.67            295       14       4.75
  Loans receivable (2) (3) .........          123,744     7,385      5.97        100,272    6,479       6.46
  Stock in Federal Home Loan
    Bank of Indianapolis ...........            1,558        75      4.81            842       44       5.23
                                             --------    ------                 --------   ------
    Total interest-earning assets ..          141,219     8,056      5.70        115,816    7,096       6.13
                                                         ------                            ------
Noninterest earning assets, net
  of allowance for loan losses .....            7,133                              3,331
                                             --------                           --------
    Total assets ...................         $148,352                           $119,147
                                             ========                           ========

Liabilities and equity capital:
  Savings deposits .................         $ 11,062       111      1.00       $ 10,860     175        1.61
  Interest-bearing demand
    deposits .......................           20,304       349      1.72         17,022      341       2.00
  Certificates of deposit ..........           68,631     1,848      2.69         60,357    1,903       3.15
  Other borrowed money .............            6,104       235      3.85            965       16       1.66
  Federal Home Loan Bank
    advances .......................           25,227       577      2.29         14,060      453       3.22
                                             --------    ------                 --------   ------
    Total interest-bearing
      liabilities ..................          131,328     3,120      2.38        103,264    2,888       2.80
                                                         ------                            ------
  Other liabilities ................            5,389                              5,218
                                             --------                           --------
    Total liabilities ..............          136,717                            108,482
  Equity capital ...................           11,635                             10,665
                                             --------                           --------
    Total liabilities and equity
      capital ......................         $148,352                           $119,147
                                             ========                           ========

Net earning assets .................         $  9,891                           $ 12,552
                                             ========                           ========
Net interest income ................                     $4,936                            $4,208
                                                         ======                            ======
Interest rate spread (4) ...........                                 3.32%                              3.33%
                                                                     ====                               ====
Net yield on average earning
  assets (5) .......................                                 3.50%                              3.63%
                                                                     ====                               ====
Average interest-earning  assets
  to average interest-bearing
  liabilities................                  107.53%                            112.16%
                                               ======                             ======


[TABLE CONTINUED ON FOLLOWING PAGE]


                                                       Year Ended June 30,
                                          -------------------------------------
                                                           2002
                                          -------------------------------------
                                                        Interest
                                               Average   Earned/    Average
                                               Balance    Paid     Yield/Rate
                                          -------------------------------------

Assets:
Interest-earning assets:
  Interest-earning deposits ........            $ 2,847    $   76      2.67%
  Securities available for sale (1)               6,785       371      5.47
  Securities to be held to
    maturity .......................                381        23      6.04
  Loans receivable (2) (3) .........             61,318     4,556      7.43
  Stock in Federal Home Loan
    Bank of Indianapolis ...........                396        26      6.57
                                                -------    ------
    Total interest-earning assets ..             71,727     5,052      7.04
                                                           ------
Noninterest earning assets, net
  of allowance for loan losses .....              2,711
                                                -------
    Total assets ...................            $74,438
                                                =======

Liabilities and equity capital:
  Savings deposits .................            $ 9,829       243      2.47
  Interest-bearing demand
    deposits .......................             14,787       426      2.88
  Certificates of deposit ..........             35,703     1,718      4.81
  Other borrowed money .............                 --        --        --
  Federal Home Loan Bank
    advances .......................              3,459       166      4.80
                                                -------    ------
    Total interest-bearing
      liabilities ..................             63,778     2,553      4.00
                                                           ------
  Other liabilities ................              3,025
                                                -------
    Total liabilities ..............             66,803
  Equity capital ...................              7,635
                                                -------
    Total liabilities and equity
      capital ......................            $74,438
                                                =======

Net earning assets .................            $ 7,949
                                                =======
Net interest income ................                       $2,499
                                                           ======
Interest rate spread (4) ...........                                   3.04%
                                                                       ====
Net yield on average earning
  assets (5) .......................                                   3.48%
                                                                       ====
Average interest-earning  assets
  to average interest-bearing
  liabilities................                    112.46%
                                                 ======
-------------------
(1)  Mortgage-backed   securities   available  for  sale  and  other  investment
     securities available for sale are at amortized cost prior to SFAS No. 115 adjustments.
(2)  Total loans, less loans in process and deferred loan fees.
(3)  The balances include nonaccrual loans.
(4) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(5) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

                                  5 CONTINUED

Interest Rate Spread

     The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. The Company's net interest income is determined by the interest rate spread between the yields the Company earns on interest-earning assets and the rates it pays on interest-bearing liabilities, and by the relative amounts of interest-earning assets and interest-bearing liabilities.

     The following table sets forth the weighted average effective interest rate that the Company earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods. Average balances are based on average daily balances.

                                                                                Year Ended June 30,
                                                                   ---------------------------------------------
                                                                      2004             2003              2002
                                                                   ---------------------------------------------
Weighted average interest rate earned on:
   Interest-earning deposits.....................................     1.18%            1.36%             2.67%
   Securities available for sale.................................     4.13             4.94              5.47
   Securities to be held to maturity.............................     4.67             4.75              6.04
   Loans receivable..............................................     5.97             6.46              7.43
   Federal Home Loan Bank stock..................................     4.81             5.23              6.57
     Total interest-earning assets...............................     5.70             6.13              7.04

Weighted average interest rate cost of:
   Savings deposits..............................................     1.00             1.61              2.47
   Interest-bearing demand deposits..............................     1.72             2.00              2.88
   Certificates of deposit.......................................     2.69             3.15              4.81
   Federal Home Loan Bank advances...............................     2.29             3.22              4.80
   Other Borrowed Money..........................................     3.85             1.66                --
     Total interest-bearing liabilities..........................     2.38             2.80              4.00
Interest rate spread (1).........................................     3.32             3.33              3.04
Net yield on weighted average interest-earning assets (2)........     3.50             3.63              3.48
---------------------
(1)  Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined  weighted average interest rate earned for the period  indicated.  Interest rate spread  figures must be considered in light of the relationship  between the amounts of  interest-earning  assets and interest-bearing liabilities.
(2)  The net yield on weighted average  interest-earning assets is calculated by dividing net interest income by weighted  average  interest-earning  assets for the period indicated.


     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                                                     Increase (Decrease) in Net Interest Income
                                                                  --------------------------------------------------
                                                                     Due to            Due to           Total Net
                                                                      Rate             Volume             Change
                                                                  --------------------------------------------------
                                                                                 (In thousands)
Year ended June 30, 2004, compared
to year ended June 30, 2003
   Interest-earning assets:
     Interest-earning deposits...................................       $   (8)          $  (25)           $  (33)
     Securities available for sale...............................          (82)             142                60
     Securities held to maturity.................................           --               (4)               (4)
     Loans receivable............................................         (495)           1,401               906
     Federal Home Loan Bank stock................................           (3)              34                31
                                                                        ------           ------            ------
       Total interest-earning assets.............................         (588)           1,548               960
                                                                        ------           ------            ------

   Interest-bearing liabilities:
     Savings deposits............................................          (66)               2               (64)
     Interest-bearing demand deposits............................          (48)              56                 8
     Certificates of deposit.....................................         (278)             223               (55)
     Other Borrowed Money........................................           21              198               219
     Federal Home Loan Bank advances.............................         (131)             255               124
                                                                        ------           ------            ------
       Total interest-bearing liabilities........................         (502)             734               232

   Change in net interest income.................................          (86)             814               728
                                                                        ------           ------            ------

Year ended June 30, 2003, compared
to year ended June 30, 2002
   Interest-earning assets:
     Interest-earning deposits...................................       $  (37)          $   19            $  (18)
     Securities available for sale...............................          (36)             166               130
     Securities held to maturity.................................           (5)              (4)               (9)
     Loans receivable............................................         (594)           2,517             1,923
     Federal Home Loan Bank stock................................           (5)              23                18
                                                                        ------           ------            ------
       Total interest-earning assets.............................         (677)           2,721             2,044
                                                                        ------           ------            ------

   Interest-bearing liabilities:
     Savings deposits............................................          (85)              17               (68)
     Interest-bearing demand deposits............................         (130)              45               (85)
     Certificates of deposit.....................................         (592)             777               185
     Other Borrowed Money........................................           --               16                16
     Federal Home Loan Bank advances.............................          (55)             342               287
                                                                        ------           ------            ------
       Total interest-bearing liabilities........................         (861)           1,196               335

   Change in net interest income.................................
                                                                        ------           ------            ------
       Total Liabilities.........................................       $  184           $1,525            $1,709
                                                                        ======           ======            ======


Sale of the Whybrew Insurance Agency

     The Company sold its property and casualty and health insurance lines of business and all rights to the name "Whybrew Insurance Agency" to Michiana Insurance on January 2, 2003. A net gain of $110,000 was recorded on the transaction. The sales agreement prohibits the Company from engaging in the property and casualty and health insurance lines of business in La Porte County or the surrounding counties for a period of two years following the date of the agreement.


Loans Purchased Under Agreements to Resell

     In September of 2002, the Company entered into mortgage loan repurchase agreements with several mortgage companies. Through these agreements, the Company buys conventional single family mortgage loans from the mortgage companies at par and subsequently resells the loan to the mortgage companies or others for transfer to an end investor. During the holding period, which typically lasts thirty days, the Company earns a prime based return and fee income and reports these loans as residential mortgage loans. In June of 2003, at the request of the Office of Thrift Supervision ("OTS"), the Company's primary federal regulator, the Company limited the outstanding balance of loans purchased from any one mortgage company to 25% of the Bank's capital and unimpaired surplus which was substantially below the limits that were in place. The new limits took effect on October 31, 2003.

     The Company had $1.8 million in loans outstanding purchased under agreements to resell at June 30, 2004 as compared to $12.9 million at June 30, 2003. During the year ended June 30, 2004 the Company recorded interest income of $487,000 and fee income of $44,000 on loans purchased via the program. The majority of this income was attributable to the first six months of the year in which the Company recorded interest income of $414,000 and fee income of $35,000.


Trust Preferred Capital Securities

     In June of 2003, the Company formed City Savings Statutory Trust I ("Trust"). The Trust is a statutory business trust and is wholly owned by the Company. The Trust issued $5 million of trust preferred capital securities as a participant in a pooled trust preferred securities offering and $155,000 in principal amount of common securities to the Company. The Trust used the proceeds to purchase $5,155,000 in junior subordinated deferrable interest debentures from the Company. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the trust preferred securities pay interest and dividends, respectively, on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 90 day LIBOR plus 3.10% and mature on June 26, 2033 and are non-callable for five years and, after that period, the securities may be called at any quarterly interest payment date at par. Dividends on the trust preferred capital securities are recorded as interest expense. Costs associated with the issuance of the securities totaling $150,000 were capitalized and are being amortized over the estimated life of the securities.


Real Estate Development Project

     On December 8, 2003, the Company entered into an agreement to purchase 80 acres of land located in Crown Point, Indiana for $3.4 million. The Company planned on developing the land for commercial purposes through a joint venture with a local real estate developer. The terms of the agreement provided for a 180-day due diligence period commencing one day after the date of the agreement and required a closing date on or before thirty days after the expiration of the due diligence period. The Company intended to fund the purchase of the real estate through a credit facility with a correspondent bank and obtained a letter of non-objection from its primary regulator, the Office of Thrift Supervision, allowing the Company to take on the additional borrowings. Subsequent to June 30, 2004, the Office of Thrift Supervision rescinded their letter of non-objection. As a result of this action, the Company let its option to purchase the land expire.


Regulatory Examination

     On April 14, 2004, the Board of Directors of the Company adopted resolutions to take certain actions as a result of practices and conditions referred to in a Report of Examination dated January 5, 2004 issued by the Office of Thrift Supervision. Such conditions include growth in commercial and other lending areas beyond what the Company had projected in its business plan. These resolutions include: (i) within 90 days from the date of this resolution, the Board of Directors shall bring the Company into reasonable compliance with the business plan projections submitted to the OTS on March 8, 2004; (ii) within 90 days from the date of this resolution, the Company shall hire a loan analyst to oversee an internal loan review function, and make needed revisions to internal loan review systems and procedures; (iii) within 90 days from the date of this resolution, the Company shall make revisions to the Classification of Assets policy and ALLL methodology; (iv) within 90 days from the date of this resolution, the Company shall have reviewed all commercial loan files to ensure necessary documentation is in the files; (v) the Board of
Directors shall give strong consideration to adding an additional board member(s) with commercial loan experience; (vi) the Board of Directors shall address additional items listed on the Matters Requiring Board Attention pages of the Report by the specified date regarding Management, Asset Quality, and Liquidity; and (vii) within 30 days of the end of each calendar quarter subsequent to the adoption of this resolution, the Board of Directors shall submit a written progress report to both the OTS and the Indiana Department of Financial Institutions specifically outlining and detailing the status of the Bank's compliance with these resolutions. Since the adoption of these resolutions, the Company has taken various actions to address these issues.


Financial Condition at June 30, 2004 Compared to Financial Condition at June 30, 2003

     Total assets at June 30, 2004 were $146.1 million compared to $139.8 million at June 30, 2003, an increase of $6.3 million, or 4.5%. The increase in assets was primarily attributable to an increase in premises and equipment of $2.2 million or 153.9%, an increase in net loans of $2.2 million or 1.9%, an increase in cash value of life insurance of $1.5 million or 148.3%, an increase in other assets of $890,000 or 106.3%, an increase in investment securities of $1.4 million or 10.9% and an increase in Federal Home Loan Bank of $581,000 or 54.2%.

     Premises and Equipment. The increase in premises and equipment was due to the construction of the Chesterton branch which was completed in February 2004, renovation of the Main Office facility and the purchase of real estate in La Porte, Indiana.

     Net Loans. The increase in net loans was largely due to growth in commercial and construction lending activities. Year over year the Company's commercial real estate portfolio increased $7.1 million or 35.7% to $26.9 million, the commercial non-mortgage portfolio increased $3.8 million or 32.0% to $15.7 million, and the construction loan portfolio increased $6.8 million or 74.6% to $15.9 million. The growth in construction lending has been primarily attributable to the Company's expansion into the Porter county market where there is a strong demand for single family construction loans from both individuals and builders. Offsetting the growth in the Company's loan portfolios' was an $11.6 million or 86.7% decrease in loans available for sale resulting from reduced activity in the Company's warehouse lending activities.

     Cash Value of Life Insurance. At June 30, 2004, the Company's outstanding investment in bank-owned life insurance was $2.5 million as compared to $1.0 million at June 30, 2003. The bank-owned life insurance is used to fund director and officer supplemental retirement benefits and deferred compensation benefits.

     Other Assets. The increase in other assets from $838,000 at June 30, 2003 to $1.7 million at June 30, 2004 was primarily attributable to an increase in deferred tax assets.

     Investment Securities. The increase in investment securities was primarily attributable to the redeployment of interest earning deposits into higher yielding investment securities. At June 30, 2004, the securities portfolio consisted of bank qualified municipal securities totaling $6.5 million, federal agency securities totaling $5.7 million, investment grade corporate bonds totaling $826,000 and mortgage-backed securities totaling $763,000.

     Federal Home Loan Bank Stock. The increase in Federal Home Loan Bank ("FHLB") stock from $1.1 million at June 30, 2003 to $1.7 million at June 30, 2004, is primarily attributable to an increase in borrowing activity with the Federal Home Loan Bank of Indianapolis which required additional stock purchases by the Company during the year. During the fiscal year end 2004, the Company's outstanding advances from the Federal Home Loan Bank of Indianapolis ranged from a high of $30.0 million and a low of $16.2 million.

     Allowance for Loan Losses. The allowance for loan losses increased $360,000 or 32.8% to $1.5 million at June 30, 2004, from $1.1 million at June 30, 2003. Over this same time period loans on non-accrual status increased $1.9 million or 79.2% from $2.4 million at June 30, 2003 to $4.3 million at June 30, 2004. The increase in non-accrual loans was primarily attributable to six loans totaling $1.7 million secured by commercial nonresidential real estate where the principals are experiencing cash flow difficulties. Although management believes that its allowance for loan losses at June 30, 2004 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Company's results of operations.

     Deposits. Total deposits increased $895,000 or 0.9%, to $104.5 million at June 30, 2004 from $103.6 million at June 30, 2003. The increase in deposits was primarily attributable to a $668,000 or 2.8% increase in demand and money-market deposits and a $236,000 increase in certificate of deposit balances. Year over year growth in deposits was achieved despite a $2.2 million decrease in noninterest bearing demand deposits due to reduced balances held by the mortgage companies the Company purchases loans from under agreements to resell and a $5.5 million decrease in broker originated certificate of deposits. This was largely due to deposit growth at the Company's Chesterton branch which began operations on February 16, 2004 and had total deposits of $7.9 million at June 30, 2004.

     Federal Home Loan Bank Advances. Advances from the Federal Home Loan Bank increased $3.7 million to $19.8 million at June 30, 2004 from $16.2 million at June 30, 2003. The Company utilized advances to fund loan growth. The weighted average cost of Federal Home Loan Bank advances at June 30, 2004 was 2.51% with a weighted average remaining maturity of 1.5 years.

     Other Liabilities. Other liabilities decreased $894,000 or 29.7%, to $2.1 million at June 30, 2004 from $3.0 million at June 30, 2003. The decrease in other liabilities is primarily attributable to decreases in accrued income taxes payable, accounts payable, and the Company's internal operating account.

     Shareholder's Equity. Shareholders' equity totaled $11.7 million at June 30, 2004, an increase of $675,000 or 6.1% from $11.0 million at June 30, 2003.
The increase resulted from net income for the year ended June 30, 2004 of $1.1 million and by $73,000 of shares held in the Company's Recognition and Retention Plan ("RRP") Trust becoming vested and issued to plan participants which was partially offset by the payment of common stock dividends of $211,000 and the after-tax decrease in the unrealized gain on the available-for-sale investment portfolio of $332,000.


Comparison of Operating Results for the Years Ended June 30, 2004 and 2003

     General. Net income for the twelve months ended June 30, 2004 was $1.1 million, a decrease of $181,000 or 13.7% from the $1.3 million reported for the year ended June 30, 2003. The return on average assets was 0.77% and 1.11% for the years ended June 30, 2004 and 2003, respectively. The return on average equity was 9.84% and 12.43% for the years ended June 30, 2004 and 2003, respectively.

     Interest Income. Interest income was $8.1 million for the fiscal year 2004 compared to $7.1 million for the prior fiscal year. The increase in interest income was primarily due to an increase in average earning assets of $25.4 million, or 21.9% from $115.8 million for fiscal year 2003 compared to $141.2 million for fiscal year 2004. The growth in average assets was attributable to a $23.5 million or 23.4% increase in average loans outstanding and a $3.4 million or 32.2% increase in average securities outstanding over the same respective time periods. The average yield on interest-earning assets decreased from 6.13% for the year ended June 30, 2003 to 5.70% for the year ended June 30, 2004.

     Interest Expense. Interest expense increased $232,000, or 8.0%, for the year ended June 30, 2004 compared to the year ended June 30, 2003. The increase in interest expense was primarily due to an increase in average interest bearing liabilities of $28.1 million, or 27.2%, to $131.3 million for the twelve months ended June 30, 2004, from $103.3 million for the same period last year. Average deposits increased $11.8 million or 13.4%, to $100.0 million during the fiscal year 2004 from $88.2 million during the prior fiscal year. Average FHLB advances increased $11.2 million or 79.4%, to $25.2 million for the fiscal year 2004, from $14.1 million for the prior year. The average rate on the cost of interest bearing liabilities decreased to 2.38% for the twelve months ended June 30, 2004, from 2.80% for the same period last year. As a result of declining market rates of interest during the fiscal year 2004, the Company lowered the rates of interest paid on now accounts, money market accounts, savings accounts and certificates of deposit. The increase in average interest bearing liabilities was utilized to fund asset growth.

     Net Interest Income. Net interest income increased $728,000 or 17.3%, to $4.9 million for the twelve months ended June 30, 2004, from $4.2 million for the twelve months ended June 30, 2003. The increase in net interest income was primarily due to an increase in average interest earning assets. The Company's interest rate spread for the years ended June 30, 2004 and 2003 was 3.32% and 3.33%, respectively.

     Provision for Loan Losses. A provision for loan losses is charged to income to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectability of the loan portfolio. As a result of such analysis, management recorded a $460,000 provision for losses on loans for the twelve months ended June 30, 2004, as compared to $592,000 recorded in the same period last year. The current provision was predicated on the increase in the level of nonperforming loans year-to-year, as well as increases in the commercial loan portfolios. While management believes that the allowance for loan losses is adequate at June 30, 2004, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on loans in the future.

     Noninterest Income. Noninterest income for the twelve months ended June 30, 2004 was $818,000 compared to $1.2 million for the twelve months ended June 30, 2003, a decrease of $411,000 or 33.4%. Included in other income for the year ended 2003 is an $110,000 net gain recorded on the sale of the Company's property and casualty and health insurance lines of business. This sale was also primarily attributable to the year over year decrease in commission income. The Company also recorded less income from the sale of mortgage loans and available-for-sale securities during the twelve months ended June 30, 2004 as compared to the same period last year. The decrease in gains on loans sales was largely due to a slow down in single family mortgage loan origination activity. Partially offsetting the decrease of noninterest income was $85,000 of income related to the Company's investment of bank-owned life insurance.

     Noninterest Expense. Noninterest expense for the twelve months ended June 30, 2004 was $3.5 million compared to $2.7 million for the twelve months ended June 30, 2003, an increase of $812,000 or 30.5%. During the quarter ended March 31, 2004, the Company opened up a full service branch office in Chesterton, Indiana and a loan origination office in Crown Point, Indiana and has experienced an increase in expenses related to the start up, staffing and operation of these offices. The Bank has also experienced higher year over year compensation and benefit expenses related to staffing increases in commercial lending, loan support and operations and accounting.

     Income Taxes. The provision for income taxes totaled $672,000 for the twelve months ended June 30, 2004, a decrease of $182,000 or 21.3%, as compared to 2003. The effective tax rates amounted to 37.0% and 39.2% for the years ended June 30, 2004 and 2003, respectively.


Comparison of Operating Results for the Years Ended June 30, 2003 and 2002

     General. Net income for the twelve months ended June 30, 2003 was $1.3 million, an increase of $856,000 or 182.1% from the $470,000 reported for the year ended June 30, 2002. The return on average assets was 1.11% and 0.63% for the years ended June 30, 2003 and 2002, respectively, and the return on average equity was 12.43% and 6.16% for the same respective time periods.

     Interest Income. Interest income was $7.1 million for the fiscal year 2003 compared to $5.1 million for the prior fiscal year. The increase in interest income was primarily due to an increase in average earning assets of $44.1 million, or 61.5% from $71.7 million for fiscal year 2002 compared to $115.8 million for fiscal year 2003. The growth in average assets was attributable to a $39.0 million or 63.5% increase in average loans outstanding and a $3.4 million or 49.5% increase in average securities outstanding over the same respective time periods. The average yield on interest-earning assets decreased from 7.04% for the year ended June 30, 2002 to 6.13% for the year ended June 30, 2003.

     Interest Expense. Interest expense increased $335,000, or 13.1%, for the year ended June 30, 2003 compared to the year ended June 30, 2002. The increase in interest expense was primarily due to an increase in average interest bearing liabilities of $39.5 million, or 61.9%, to $103.3 million for the twelve months ended June 30, 2003, from $63.8 million for the same period last year. Average deposits increased $27.9 million or 46.3%, to $88.2 million during the fiscal year 2003 from $60.3 million during the prior fiscal year. Average FHLB advances increased $10.6 million or 302.9%, to $14.1 million for the fiscal year 2003, from $3.5 million for the prior year. The average yield on the cost of interest bearing liabilities decreased to 2.80% for the twelve months ended June 30, 2003, from 4.00% for the same period last year. As a result of declining market rates of interest during the fiscal year 2003, the Company lowered the rates of interest paid on NOW accounts, money market accounts, savings accounts and certificates of deposit. The increase in average interest bearing liabilities was utilized to fund loan growth.

     Net Interest Income. Net interest income increased $1.7 million or 68.0%, to $4.2 million for the twelve months ended June 30, 2002, from $2.5 million for the twelve months ended June 30, 2002. The increase in net interest income was primarily due to an increase in the interest rate spread from 3.04% for the year ended June 30, 2002 to 3.33% for the year ended June 30, 2003 and to an increase in average interest earning assets.

     Provision for Loan Losses. A provision for loan losses is charged to income to bring the total allowance for loan losses to a level considered appropriate by Management based upon historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectability of the Bank's loan portfolio. As a result of such analysis, Management recorded a $592,000 provision for losses on loans for the year ended June 30, 2003, compared to $258,000 recorded in the 2002 period. The 2003 provision was predicated on the increase in the level of nonperforming loans year-to-year, an overall increase in the loan portfolio as well as increases in the commercial loan portfolios. While Management believes that the allowance for loan losses is adequate at June 30, 2003, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on loans in the future.

     Noninterest Income. Noninterest income for the twelve months ended June 30, 2003 was $1.2 million compared to $490,000 for the twelve months ended June 30, 2002, an increase of $738,000 or 150.6%. The increase in noninterest income was primarily the result of a $255,000 increase in net gains on loan sales, a $110,000 gain recorded on the sale of the Company's insurance agency, an increase of $271,000 in net gains on the sale of available-for-sale securities and a $105,000 increase in other income.

     Noninterest Expense. Noninterest expense for the twelve months ended June 30, 2003 was $2.7 million compared to $2.0 million for the twelve months ended June 30, 2002, an increase of $671,000 or 33.7%. Several factors contributing to the increase were a $444,000 increase in compensation expense, a $130,000 increase in other expense, a $68,000 increase in professional expenses and a $23,000 increase in data processing expense. The increase in compensation expense was primarily attributable to an adjustment for the change in estimate for the estimated expenses related to the supplemental director retirement plan, an increase in staffing, normal salary increases and expenses related to the Company's Employee Stock Ownership Plan ("ESOP") and RRP.

     Income Taxes. The provision for income taxes totaled $854,000 for the twelve months ended June 30, 2003, an increase of $586,000 or 218.5%, as compared to the same period in 2002. The effective tax rates amounted to 39.2% and 36.3% for the twelve months ended June 30, 2003 and 2002, respectively.


Liquidity and Capital Resources

     The following is a summary of the Company's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when the Company experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for the years ended June 30, 2004, 2003 and 2002.

                                                                                 Year Ended June 30,
                                                                  -----------------------------------------------
                                                                      2004              2003            2002
                                                                  -----------------------------------------------
                                                                                   (In thousands)

Operating activities.............................................    $ 11,992         $(10,618)       $  1,708
                                                                     --------         --------        --------

Investing activities:
   Net change in interest-bearing time deposits..................          --              396              (2)
   Purchase of securities available for sale.....................     (15,772)         (21,154)         (6,378)
   Proceeds from sales of securities available for sale..........      11,038           13,872           2,394
   Proceeds from maturities of securities available for sale.....       2,791            2,168           1,898
   Proceeds from maturities of securities held to maturity ......          57               84              96
   Net change in loans...........................................     (14,272)         (36,194)        (11,346)
   Purchases of premises and equipment...........................      (2,437)            (742)            (99)
   Proceeds from sales of premises and equipment.................          --               --              15
   Purchase of Federal Home Loan Bank stock......................        (581)            (646)            (53)
   Purchase of life insurance....................................      (1,399)          (1,001)             --
                                                                     --------         --------        --------
        Net cash used by investing activities....................     (20,575)         (43,217)        (13,475)
                                                                     --------         --------        --------

Financing activities:
   Net change in deposits........................................         895           40,368           4,245
   Proceeds from Federal Home Loan Bank advances.................      48,140           23,100          10,600
   Payments on Federal Home Loan Bank advances...................     (44,472)         (13,428)         (5,782)
   Proceeds from other borrowings................................       1,819            6,010              --
   Proceeds from sale of common stock, net of costs .............          --               --           5,042
   Cash dividends ...............................................        (211)            (111)             --
   Contribution of unearned RRP shares...........................          --             (367)             --
   Contribution of unearned ESOP shares..........................          --               --            (445)
                                                                     --------         --------        --------
        Net cash provided by financing activities................       6,171           55,572          13,660
                                                                     --------         --------        --------

Net increase (decrease) in cash and cash equivalents.............    $ (2,412)        $  1,737        $  1,893
                                                                     ========         ========        ========


     Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a leverage ratio (or core capital) requirement of 3% and a total risk-based capital to risk-weighted assets ratio of 8%. At June 30, 2004, the Bank's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of June 30, 2004:

                                             June 30, 2004
                            ----------------------------------------------------
                            OTS Requirement        The Bank's Capital Level
                            ----------------------------------------------------
                             % of                 % of                   Amount
Capital Standard            Assets    Amount    Assets(1)   Amount     of Excess
----------------            ----------------------------------------------------
                                           (Dollars in thousands)
Tangible Capital.......      1.5%     $2,193     10.3%     $14,740     $12,547
Core Capital (2).......      4.0%     $5,848     10.3%     $14,740     $ 8,892
Risk-based Capital.....      8.0%     $9,913     13.2%     $16,405     $ 6,492
----------------
(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) The OTS core capital requirement for savings associations is comparable to the Office of the Comptroller of the Currency requirement for national banks. The OTS regulation requires at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The Bank is in compliance with this regulation.


     As of June 30, 2004, Management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.

                             =====================

Critical Accounting Policies

     Allowance for Loan Losses. The allowance for loan losses ("ALL") is a significant estimate that can and does change based on Management's assumptions about specific borrowers and applicable economic and environmental conditions, among other factors. Management reviews the adequacy of the ALL on at least a quarterly basis. This review is based on four components: specific identified risks or anticipated losses in individual loans, a percentage factor based on the type of loan and the classification assigned to the credit, growth or shrinkage in the overall portfolio and Management's analysis of overall economic conditions such as employment, bankruptcy trends, property value changes and change in delinquency levels.

     Credits are evaluated individually based on degree of delinquency and/or identified risk ratings of special mention or worse. Credits with delinquency levels of less than 90 days and not subject to classification are reviewed in the aggregate. Percentage factors applied to individual credits are based on risk rating, the type of credit and estimated potential losses in the event liquidation becomes necessary. Percentage factors applied to loans reviewed in the aggregate are based solely on the type of credit. Anticipated losses on other real estate owned are recognized immediately upon recording the asset.

     The ALL may also include a component based on Management's assumptions of changes in risk in non-qualified areas such as market conditions, property values, employment conditions and perceived changes in overall portfolio quality due to changes in concentration, underwriting changes and both national and regional trends.

     External factors such as increases in unemployment, regional softness in property values, increasing national numbers in bankruptcy, unsecured delinquency and charge-offs and internal factors such as the continuing increase in the commercial loan portfolios may result in larger losses in current economic conditions.

     Changes in concentration, delinquency and portfolio are addressed through the variation in percentages used in calculating the reserve for various types of credit as well as individual review of "high risk" credits and large loans.

Foreclosed asset and real estate acquired for development. Foreclosed assets and real estate acquired for development are carried at the lower of cost or fair value less estimated selling costs. Management estimates the fair value of the properties based on current appraisal information. Fair value estimates are particularly susceptible to significant changes in the economic environment, market conditions, and real estate market. A worsening or protracted economic decline would increase the likelihood of a decline in property values and could create the need to write down the properties through current operations.


Current Accounting Issues

     In  March  2004,  the  Securities  and  Exchange  Commission  issued  Staff
Accounting Bulletin No. 105 (SAB 105), Application of Accounting Principles to Loan Commitments. Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 is effective for commitments to originate mortgage loans to be held for sale that are entered into after March 31, 2004. Its adoption did not have a material impact on the consolidated financial position or results of operations of the Company.

     In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance is effective for reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods ending after June 15, 2004. The adoption of this EITF did not have a material effect on the consolidated financial position or results of operation of the Company.

     In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. The Company has determined that it has no such instruments.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement clarifies reporting of contracts as either derivatives or hybrid instruments. The Company has determined that it has no such instruments.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 provides guidance with respect to variable interest entities and when the assets, liabilities, noncontrolling interest, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. A variable interest entity exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, and the right to receive the expected residual returns of the entity if they occur.

     FIN 46 was effective immediately for new entities that were created or acquired after January 31, 2003, and became effective on July 1,

2003 for entities in which the Company had a variable interest prior to February 1, 2003. The Company adopted FIN 46 on a prospective basis and, accordingly, will not restate prior periods. The effect of the adoption did not have a material impact on the results of operations, financial position or cash flows of the Company.


Impact of Inflation

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     The Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.


Off-Balance Sheet Arrangements

     As of the date of this Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

            Report of Independent Registered Public Accounting Firm


To the Board of Directors
City Savings Financial Corporation
Michigan City, Indiana


We have audited the accompanying consolidated balance sheets of City Savings Financial Corporation as of June 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of City Savings Financial Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ BKD, LLP

Indianapolis, Indiana
August 6, 2004


                                       City Savings Financial Corporation
                                           Consolidated Balance Sheets
                                             June 30, 2004 and 2003

                                                                                     2004               2003
-------------------------------------------------------------------------------------------------------------------
Assets
   Cash and due from banks.................................................     $  1,828,965         $  1,262,961
   Interest-bearing deposits...............................................          711,859            3,689,408
                                                                                ------------         ------------
       Cash and cash equivalents...........................................        2,540,824            4,952,369
   Interest-bearing time deposits..........................................          299,000              299,000
   Investment securities
     Available for sale....................................................       13,596,211           12,187,159
     Held to maturity (fair value of $195,000 and $253,000)................          192,016              249,137
                                                                                ------------         ------------
       Total investment securities.........................................       13,788,227           12,436,296
   Loans held for sale.....................................................        1,784,178           13,426,130
   Loans, net of allowance for loan losses of $1,457,000 and
     $1,097,000............................................................      117,485,739          103,673,914
   Premises and equipment..................................................        3,696,277            1,455,882
   Federal Home Loan Bank stock............................................        1,652,700            1,071,700
   Interest receivable.....................................................          662,276              685,841
   Cash value of life insurance............................................        2,484,944            1,000,877
   Other assets............................................................        1,728,214              837,775
                                                                                ------------         ------------
       Total assets........................................................     $146,122,379         $139,839,784
                                                                                ============         ============

Liabilities
   Deposits
     Noninterest-bearing...................................................     $  3,033,147         $  5,232,170
     Interest-bearing......................................................      101,440,953           98,346,878
                                                                                ------------         ------------
       Total deposits......................................................      104,474,100          103,579,048
   Federal Home Loan Bank advances.........................................       19,827,713           16,159,869
   Other borrowings........................................................        7,829,111            6,010,120
   Other liabilities.......................................................        2,121,748            3,015,623
                                                                                ------------         ------------
       Total liabilities...................................................      134,252,672          128,764,660
                                                                                ------------         ------------

Commitments and Contingencies

Equity Received From Contributions to the ESOP.............................          186,632               66,655
                                                                                ------------         ------------

Shareholders' Equity
   Common stock, no par value
     Authorized - 20,000,000 shares
     Issued and outstanding - 555,450 shares...............................        4,597,741            4,597,741
   Retained earnings.......................................................        7,671,613            6,738,011
   Unearned compensation...................................................         (293,313)            (366,606)
   Accumulated other comprehensive income (loss)...........................         (292,966)              39,323
                                                                                ------------         ------------
       Total shareholder's equity..........................................       11,683,075           11,008,469
                                                                                ------------         ------------

       Total liabilities and shareholders' equity..........................     $146,122,379         $139,839,784
                                                                                ============         ============

See Notes to Consolidated Financial Statements



                                      City Savings Financial Corporation
                                       Consolidated Statements of Income
                                      Years Ended June 30, 2004 and 2003


                                                                            2004               2003
---------------------------------------------------------------------------------------------------------
Interest Income
   Loans receivable...............................................       $7,384,704           $6,479,259
   Investment securities..........................................          570,666              515,213
   Federal Home Loan Bank stock...................................           75,451               43,536
   Interest-bearing deposits......................................           25,292               57,937
                                                                         ----------           ----------
       Total interest income......................................        8,056,113            7,095,945
                                                                         ----------           ----------

Interest Expense
   Deposits.......................................................        2,307,819            2,418,814
   Federal Home Loan Bank advances................................          576,885              468,801
   Other borrowings...............................................          235,279                   --
                                                                         ----------           ----------
       Total interest expense.....................................        3,119,983            2,887,615
                                                                         ----------           ----------

Net Interest Income...............................................        4,936,130            4,208,330
   Provision for loan losses......................................          459,790              591,979
                                                                         ----------           ----------
Net Interest Income After Provision for Loan Losses...............        4,476,340            3,616,351
                                                                         ----------           ----------

Other Income
   Service charges on deposit accounts............................          134,861              112,999
   Net realized gains on sales of available-for-sale securities...          105,703              320,485
   Net gains on loan sales........................................          240,617              358,777
   Increase in value of life insurance............................           85,325                   --
   Net gain on sale of agency.....................................               --              110,000
   Other income...................................................          251,228              326,438
                                                                         ----------           ----------
       Total other income.........................................          817,734            1,228,699
                                                                         ----------           ----------

Other Expenses
   Compensation and benefits......................................        1,763,347            1,467,600
   Net occupancy expenses.........................................          181,300              111,032
   Equipment expense..............................................          312,339              149,662
   Professional fees..............................................          165,938              177,831
   Advertising....................................................          198,034              136,528
   Data processing................................................          250,749              186,045
   Other expenses.................................................          605,610              436,414
                                                                         ----------           ----------
       Total other expenses.......................................        3,477,317            2,665,112
                                                                         ----------           ----------

Income Before Income Tax..........................................        1,816,757            2,179,938
   Income tax expense.............................................          672,084              854,201
                                                                         ----------           ----------

Net Income........................................................       $1,144,673           $1,325,737
                                                                         ==========           ==========

Basic Earnings Per Share..........................................       $     2.30           $     2.64
                                                                         ==========           ==========

Diluted Earnings Per Share........................................       $     2.23           $     2.62
                                                                         ==========           ==========


See Notes to Consolidated Financial Statements



                                                  City Savings Financial Corporation
                                            Consolidated Statements of Shareholders' Equity
                                                  Years Ended June 30, 2004 and 2003


                                                                                      Accumulated
                                                                                         Other
                                          Common       Retained       Unearned       Comprehensive
                                           Stock       Earnings     Compensation     Income (Loss)      Total
                                         ----------------------------------------------------------------------
Balances, July 1, 2002...............    $4,597,741    $5,523,364                      $   75,730   $10,196,835
   Comprehensive income
     Net income......................                   1,325,737                                     1,325,737
     Other comprehensive loss,
       unrealized loss on securities,
       net of tax of $23,879.........                                                     (36,407)      (36,407)
                                                                                                    -----------
   Comprehensive income..............                                                                 1,289,330
   Dividends on common stock $.20
     per share.......................                    (111,090)                                     (111,090)
   Contribution of unearned RRP
     Shares..........................                                  $(366,606)                      (366,606)
                                         ----------    ----------      ---------        ---------   -----------

Balances, June 30, 2003..............     4,597,741     6,738,011       (366,606)          39,323    11,008,469
   Comprehensive income
     Net income......................                   1,144,673                                     1,144,673
     Other comprehensive loss,
       unrealized loss on securities,
       net of tax of $217,858........                                                    (332,289)     (332,289)
                                                                                                    -----------
   Comprehensive income..............                                                                   812,384
   Dividends on common stock $.38
     per share.......................                    (211,071)                                     (211,071)
   Distribution of earned RRP
     Shares..........................                                     73,293                         73,293
                                         ----------    ----------      ---------        ---------   -----------

Balances, June 30, 2004..............    $4,597,741    $7,671,613      $(293,313)       $(292,966)  $11,683,075
                                         ==========    ==========      =========        =========   ===========










See Notes to Consolidated Financial Statements



                                                  City Savings Financial Corporation
                                                 Consolidated Statements of Cash Flows
                                                  Years Ended June 30, 2004 and 2003

                                                                                     2004               2003
-------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income..............................................................    $   1,144,673        $   1,325,737
   Items not requiring (providing) cash
     Provision for loan losses.............................................          459,790              591,979
     Depreciation..........................................................          196,546              101,384
     Deferred income tax...................................................           89,654             (264,524)
     Proceeds from sale of mortgage loans..................................      156,788,212          207,600,724
     Mortgage loans originated for sale....................................     (144,905,643)        (220,668,077)
     Investment securities amortization, net...............................           89,277               35,716
     Investment securities gains...........................................         (105,703)            (320,485)
     Amortization of RRP shares............................................           73,293                    --
     Amortization of ESOP shares...........................................          119,977               66,655
     Gains on loan sales...................................................         (240,617)            (358,777)
     Increase in cash value of life insurance..............................          (85,325)                   --
   Net change in
     Interest receivable...................................................           23,565             (203,955)
     Other assets..........................................................         (980,093)             (65,875)
     Other liabilities.....................................................         (676,017)           1,541,050
                                                                               -------------        -------------
       Net cash provided by (used in) operating activities.................       11,991,589          (10,618,448)
                                                                               -------------        -------------

Investing Activities
   Net change in interest-bearing time deposits............................               --              396,000
   Purchases of securities available for sale..............................      (15,771,530)         (21,154,851)
   Proceeds from sales of securities available for sale....................       11,037,984           13,872,275
   Proceeds from maturities and calls of securities available for sale.....        2,790,773            2,168,000
   Proceeds from maturities and paydowns of securities held to maturity....           57,121               84,255
   Net change in loans.....................................................      (14,271,615)         (36,193,948)
   Purchases of premises and equipment.....................................       (2,436,941)            (741,699)
   Purchase of FHLB stock..................................................         (581,000)            (646,400)
   Purchase of life insurance..............................................       (1,398,742)          (1,000,877)
                                                                               -------------        -------------
       Net cash used in investing activities...............................      (20,573,950)         (43,217,245)
                                                                               -------------        -------------

Financing Activities
   Net change in
     Demand and savings deposits...........................................          660,373            7,224,220
     Certificate of deposits...............................................          234,679           33,144,007
   Proceeds from FHLB advances.............................................       48,140,000           23,100,000
   Payments on FHLB advances...............................................      (44,472,156)         (13,428,052)
   Proceeds from other borrowings..........................................        1,818,991            6,010,120
   Cash dividends..........................................................         (211,071)            (111,090)
   Contribution of unearned RRP shares.....................................               --             (366,606)
                                                                               -------------        -------------
       Net cash provided by financing activities...........................        6,170,816           55,572,599
                                                                               -------------        -------------

Net Change in Cash and Cash Equivalents....................................       (2,411,545)           1,736,906

Cash and Cash Equivalents, Beginning of Year...............................        4,952,369            3,215,463
                                                                               -------------        -------------

Cash and Cash Equivalents, End of Year.....................................    $   2,540,824        $   4,952,369
                                                                               =============        =============

Additional Cash Flows Information
   Interest paid...........................................................    $   3,101,692        $   2,866,141
   Income tax paid.........................................................        1,709,948              313,282

See Notes to Consolidated Financial Statements


                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of City Savings Financial Corporation (Company), its wholly owned subsidiary, City Savings Bank (Bank), and the Bank's wholly owned subsidiary, City Savings Financial Services, Inc. (CSFS), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a state thrift charter and provides full banking services. As a state-chartered thrift, the Bank is subject to regulation by the State of Indiana Department of Financial Institutions, Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in LaPorte County, and surrounding counties. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Consolidation - The consolidated financial statements include the accounts of the Company, Bank, and CSFS after elimination of all material intercompany transactions.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans Held for Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans with payment delays not exceeding 90 days outstanding are not considered impaired. Delinquent loans, including loans delinquent greater than 90 days, are reviewed on a loan-by-loan basis to determine which loans are placed on non-accrual status. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and consumer loans to be

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to make payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans. When a loan is paid off, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by provisions for loan losses charged against income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula for general allowance and specific allowances for identified problem loans.

The formula allowance is calculated by applying loss factors to certain classified loans, pools of loans and certain unused commitments. Changes in classifications of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on the Company's historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated allowance is based upon management's evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the Company's key lending area, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and regulatory examination results.

The allowance for loan losses also incorporates the results of measuring impaired loans as provided in SFAS Nos. 114 and 118. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral of the loan, if collateral dependent. Impairment is recognized by adjusting an allocation of the existing allowance for loan losses.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 2004, the allowance for loan losses is adequate based on information currently available and includes all known and inherent losses that are both probable and reasonable to estimate. A worsening or protracted economic decline in the areas within which the Bank operates would increase the

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


likelihood of additional losses due to credit and market risks and could create the need for additional loss provisions.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over lives ranging from three to forty years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Stock options - The Company has a stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation in 2003 and 2004.

                                                                2004       2003
                                                              ------------------
   Net income, as reported.................................    $1,145    $1,326
   Less:  Total stock-based employee compensation cost
     determined under the fair value based method, net of
     income taxes..........................................       (45)      (64)
                                                               ------    ------

   Pro forma net income....................................    $1,100    $1,262
                                                               ======    ======

   Earnings per share
     Basic - as reported...................................    $ 2.30    $ 2.64
     Basic - pro forma.....................................      2.21      2.51
     Diluted - as reported.................................      2.23      2.62
     Diluted - pro forma...................................      2.14      2.50


Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share is computed based on the  weighted-average  common and common
equivalent   shares   outstanding.   Unearned  ESOP  shares  are  excluded  from
weighted-average shares outstanding.

Reclassifications - Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on net income.


Note 2:  Restriction on Cash

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at June 30, 2004 was $225,000.

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


Note 3:  Investment Securities
                                                        2004
                                      ------------------------------------------
                                                     Gross       Gross
                                       Amortized  Unrealized  Unrealized  Fair
                                         Cost        Gains      Losses    Value
                                      ------------------------------------------
   Available for sale
     Federal agencies................  $ 5,799        $   4      $(154)  $ 5,649
     Mortgage backed securities......      581           --        (10)      571
     State and municipal.............    6,862           17       (329)    6,550
     Corporate obligations...........      839            1        (14)      826
                                       -------        -----      -----   -------
       Total available for sale......   14,081           22       (507)   13,596

   Held to maturity - mortgage-
     backed securities...............      192            3         --       195
                                       -------        -----      -----   -------

       Total investment securities ..  $14,273        $  25      $(507)  $13,791
                                       =======        =====      =====   =======


                                                        2003
                                      ------------------------------------------
                                                     Gross       Gross
                                       Amortized  Unrealized  Unrealized  Fair
                                         Cost        Gains      Losses    Value
                                      ------------------------------------------

   Available for sale
     Federal agencies................  $ 5,325         $ 22     $  (14)  $ 5,333
     State and municipal.............    3,277           50        (56)    3,271
     Corporate obligations...........    3,520           92        (29)    3,583
                                       -------        -----      -----   -------
       Total available for sale......   12,122          164        (99)   12,187

   Held to maturity - mortgage-
     backed securities...............      249            4         --       253
                                       -------        -----      -----   -------

       Total investment securities...  $12,371         $168     $  (99)  $12,440
                                       =======        =====      =====   =======


At June 30, 2004 and 2003, mortgage-backed securities available for sale and held to maturity consisted solely of Federal Home Loan Mortgage Corporation, Federal National Mortgage Corporation and Government National Mortgage Association issues.

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)



The amortized cost and fair value of securities available for sale at June 30, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Amortized         Fair
                                                          Cost            Value
                                                       -------------------------
     Within one year...........................          $   258        $   260
     One to five years.........................            1,354          1,340
     Five to ten years.........................            7,151          6,977
     Thereafter................................            4,737          4,448
     MBS available for sale....................              581            571
                                                         -------        -------
         Totals ...............................          $14,081        $13,596
                                                         =======        =======

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at June 30, 2004, was $12,168,000, which is approximately 88 percent of the Company's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2004:



                                     Less than 12 Months        12 Months or More               Total
     Description of                             Unrealized                  Unrealized                Unrealized
     Securities                    Fair Value     Losses      Fair Value     Losses     Fair Value      Losses
----------------------------------------------------------------------------------------------------------------
     Federal agency................  $ 4,257       $(141)       $1,045        $(13)      $ 5,302        $(154)
     Mortgage-backed securities....      585         (10)           --          --           585          (10)
     State and municipal...........    5,010        (258)          903         (71)        5,913         (329)
     Corporate obligation..........      368         (14)           --          --           368          (14)
                                     -------       -----        ------        ----       -------        -----
       Total temporarily impaired
         securities................  $10,220       $(423)       $1,948        $(84)      $12,168        $(507)
                                     =======       =====        ======        ====       =======        =====


Securities with a carrying value of $5,273,000 and $161,000 were pledged at June 30, 2004 and 2003 to secure certain deposits and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2004 and 2003 totaled $11,038,000 and $13,872,000 with gross gains of $115,000 and $320,000 and gross losses of $(9,000) in 2004 recognized on those sales. The tax expense for the gains on security transactions for 2004 and 2003 was $42,000 and $127,000.


                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


Note 4:  Loans and Allowance

                                                                                      2004           2003
                                                                                  ---------------------------
   Commercial and industrial loans not secured by real property............         $ 15,677      $  11,874
   Real estate loans
     One-to-four family....................................................           41,052         40,462
     Commercial............................................................           26,298         18,911
     Land..................................................................            2,723          1,708
     Multi-family..........................................................              582            895
   Construction loans......................................................           15,869          9,089
   Individuals' loans for household and other personal expenditures........           22,705         23,744
                                                                                    --------       --------
                                                                                     124,906        106,683
   Unamortized deferred loan fees, net.....................................             (191)          (107)
   Undisbursed portion of loans............................................           (5,772)        (1,805)
   Allowance for loan losses...............................................           (1,457)        (1,097)
                                                                                    --------       --------
       Total loans.........................................................         $117,486       $103,674
                                                                                    ========       ========


                                                                                     2004           2003
                                                                                  ---------------------------
   Allowance for loan losses
     Balances, beginning of year...........................................         $  1,097       $    579
     Provision for losses..................................................              460            592
     Loans charged off.....................................................             (100)           (74)
                                                                                    --------       --------

     Balances, end of year.................................................         $  1,457       $  1,097
                                                                                    ========       ========


Information on impaired loans is summarized below.
                                                                                     2004            2003
                                                                                  ---------------------------
   Impaired loans with an allowance........................................         $    381       $    308
   Impaired loans for which the discounted cash flows or
     collateral value exceeds the carrying value of the loan...............            3,473          1,851
                                                                                    --------       --------

       Total impaired loans................................................         $  3,854       $  2,159
                                                                                    ========       ========

   Allowance for impaired loans (included in the Company's
     allowance for loan losses)............................................         $     85       $     71
                                                                                    ========       ========



                                                                                     2004            2003
                                                                                  ---------------------------
   Average balance of impaired loans.......................................         $  4,118       $  2,499
   Interest income recognized on impaired loans............................              199            127
   Cash-basis interest included above......................................              191            118


                                       28

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


The following table summarizes the Company's non-performing loans:

                                                                                        2004           2003
                                                                                  ---------------------------
   Non-accrual.............................................................         $  4,255       $  2,354
   Loans more than 90 days past due and still accruing.....................               --             --
                                                                                    --------       --------

         Total non-performing loans........................................         $  4,255       $  2,354
                                                                                    ========       ========

Note 5:  Premises and Equipment
                                                                                      2004             2003
                                                                                  ---------------------------
   Land  ..................................................................         $    800       $    149
   Buildings...............................................................            2,579            849
   Equipment...............................................................            1,377            625
   Construction in process.................................................               --            695
                                                                                    --------       --------
       Total cost..........................................................            4,756          2,318
   Accumulated depreciation................................................           (1,060)          (862)
                                                                                    --------       --------

       Net.................................................................         $  3,696       $  1,456
                                                                                    ========       ========

Note 6:  Deposits
                                                                                      2004            2003
                                                                                  ---------------------------
   Demand and money-market deposits........................................         $ 24,465       $ 23,797
   Savings deposits........................................................           11,397         11,406
   Certificates and other time deposits of $100,000 or more................           29,003         32,088
   Other certificates and time deposits....................................           39,609         36,288
                                                                                    --------       --------

       Total deposits......................................................         $104,474       $103,579
                                                                                    ========       ========

Certificates and other time deposits maturing in years ending June 30:

   2005  ........................................................................................  $ 44,889
   2006  ........................................................................................     9,353
   2007  ........................................................................................     5,747
   2008  ........................................................................................     4,020
   Thereafter....................................................................................     4,603
                                                                                                   --------
                                                                                                   $ 68,612


Brokered deposits at June 30, 2004 and 2003 totaled $11,774,000 and $17,257,000.

Deposits from related parties held by the Bank at June 30, 2004 and 2003 totaled $834,000 and $774,000.


Note 7: Borrowings

Federal Home Loan Bank advances totaled $19,828,000 and $16,160,000 at June 30, 2004 and 2003. At June 30, 2004, the advances were at interest rates ranging from 1.55 to 5.64 percent.

The Federal Home Loan Bank advances are secured by first-mortgage loans and investment securities totaling $44,603,000. Advances are subject to restrictions or penalties in the event of prepayment.

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)



   Maturities in years ending June 30
     2005...................................................   $13,500
     2006...................................................        --
     2007...................................................     1,000
     2008...................................................     1,500
     2009...................................................       500
     Thereafter.............................................     3,328
                                                               -------
                                                               $19,828


In 2003, the Company formed the City Savings Statuary Trust I (the Trust) and the Trust issued 5,000 floating Preferred Trust Securities with a liquidation amount of $1,000 per preferred Security in a private placement to an offshore entity for an aggregate offering price of $5,000,000. The proceeds of $5,000,000 were used by the Trust to purchase $5,155,000 in Floating Rate Subordinated Debentures from the Company. The Debentures and Securities have a term of 30 years, bear interest at the annual rate of 4.68 percent adjusted quarterly at the rate of the 3-Month LIBOR plus 3.15 percent. The proceeds of the offering was used for general corporate purposes of the Company.

The Company has a $4,000,000 line of credit from another financial institution. Interest accrues on the account at the federal funds borrowing rate. As of June 30, 2004 and 2003, there was $2,674,000 and $1,010,000 outstanding on the line.


Note 8: Income Tax
                                                                       2004        2003
                                                                    ---------------------
   Income tax expense
     Currently payable
       Federal..................................................      $  437      $  912
       State....................................................         145         207
     Deferred
       Federal..................................................          76        (225)
       State....................................................          14         (40)
                                                                      ------      ------

         Total income tax expense...............................      $  672      $  854
                                                                      ======      ======

   Reconciliation of federal statutory to actual tax expense
     Federal statutory income tax at 34%........................      $  618      $  741
     Tax-exempt interest........................................         (71)        (36)
     Other nontaxable income....................................         (29)         --
     Effect of state income taxes...............................         105         110
     Other......................................................          49          39
                                                                      ------      ------

         Actual tax expense.....................................      $  672      $  854
                                                                      ======      ======

     Effective tax rate.........................................       37.0%       39.2%



                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


A cumulative net deferred tax asset of $657,000 at June 30, 2004 is included in other assets. The components of the net asset are as follows:

                                                      2004           2003
                                                   -----------------------
   Assets
     Securities available for sale........           $  192        $   --
     Amortization.........................                1             2
     Allowance for loan losses............              495           376
     State income tax.....................               79            69
     Deferred compensation................              122            90
     Pensions and employee benefits.......               18            24
                                                     ------        ------
         Total assets.....................              907           561
                                                     ------        ------

   Liabilities
     Depreciation.........................             (224)           (6)
     FHLB stock dividend..................              (26)           --
     Securities available for sale........               --           (26)
                                                     ------        ------
         Total liabilities................             (250)          (32)
                                                     ------        ------
                                                     $  657        $  529
                                                     ======        ======

No valuation allowance was necessary for 2004 and 2003.

Retained earnings include approximately $543,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. At June 30, 2004, the unrecorded deferred income tax liability on the above amount was approximately $209,000.


Note 9: Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and letters of credit, which are not included in the accompanying financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:

                                                                 2004       2003
                                                               -----------------
   Loan commitments
     At variable rates.......................................  $ 5,577   $ 5,055
     At fixed rates ranging from 5.625% to 7.75% at June 30,
       2004 and 4.625% to 7.25% at June 30, 2003.............    1,650     3,026
   Letters of credit.........................................    3,977     2,283
   Unused lines of credit....................................   13,031    10,964

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, real property, equipment, and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

The Bank is a party to a lawsuit asserting, among other things, that the Bank interfered with transactional relationships between the Indiana Housing Finance Authority (IHFA) and the Greater Michigan City Community Development Corporation (GMCCDC). Among other defendants is the Bank's president, who also served as president of the GMCCDC during the period covered by the lawsuit. The Bank accepted deeds in lieu of foreclosure on properties that it believed to be collateral on loans to the GMCCDC. The IHFA asserts certain rights to those properties among other claims. The total amount received by the Bank on the sale of the foreclosed properties was approximately $320,000. The IHFA is suing for unspecified damages and other costs.

The defense and other costs of litigation of the Bank may be covered by insurance, but the Bank's insurer is currently reviewing that determination, and there are certain exclusions in the policies, which might apply to deny coverage. The Bank and its president intend to vigorously defend the action. It is impossible at this time for the Bank to predict the outcome of this pending litigation or its impact on the Bank's operations or financial condition.

The Company and Bank are also subject to other claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


Note 10: Dividend and Capital Restrictions

The Company is not subject to regulatory restrictions on the payment of dividends to its shareholders, although the source of such dividends depends in part upon the receipt of dividends from the Bank. Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the current year plus those for the previous two calendar years.

At the time of conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statements of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation, and only in such event, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to shareholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $5,216,000.

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


At June 30, 2004, the shareholder's equity of the Bank was $14,740,000 of which $12,083,000 was not available for dividend payments. Although well capitalized, under current regulations in effect, the Bank is required to provide notice to the Office of Thrift Supervision before making any capital distributions to the Company.


Note 11: Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At June 30, 2004 and 2003, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since June 30, 2004 that management believes have changed the Bank's classification.

The Bank's actual and required capital amounts and ratios are as follows:

                                                                             Required for           To Be Well
                                                           Actual          Adequate Capital        Capitalized
                                                    -------------------------------------------------------------
                                                      Amount     Ratio     Amount     Ratio     Amount     Ratio
                                                    -------------------------------------------------------------
As of June 30, 2004
Total risk-based capital (to risk-weighted assets).  $16,405     13.2%      $9,913    8.0%     $12,391     10.0%
Tier 1 capital (to risk-weighted assets)...........   14,740     12.1        4,957    4.0        7,435      6.0
Core capital (to adjusted total assets)............   14,740     10.3        5,848    4.0        7,310      5.0
Core capital (to adjusted tangible assets).........   14,740     10.3        2,924    2.0          N/A      N/A
Tangible capital (to adjusted total assets)........   14,740     10.3        2,193    1.5          N/A      N/A

As of June 30, 2003
Total risk-based capital (to risk-weighted assets).  $14,547     13.3%      $8,763    8.0%     $10,954     10.0%
Tier 1 capital (to risk-weighted assets)...........   13,592     12.4        4,381    4.0        6,572      6.0
Core capital (to adjusted total assets)............   13,592      9.8        5,573    4.0        6,967      5.0
Core capital (to adjusted tangible assets).........   13,592      9.8        2,787    2.0          N/A      N/A
Tangible capital (to adjusted total assets)........   13,592      9.8        2,090    1.5          N/A      N/A



Note 12: Employee Benefits

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Bank matches employees' contributions at the rate of fifty percent for the first three percent of base salary contributed by participants. The Company's expense for the plan was $27,900 and $19,300 for 2004 and 2003.

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


The Company has a supplemental retirement plan for the benefit of all directors. The plan provides for the continuation of directors fees for 120 months after a director's status is terminated, subject to a pre-determined vesting schedule. In the event of a director's death, no further payments are required. This plan is unfunded and the expense recognized by the Company was $13,200 and $172,000 during 2004 and 2003.

Also, the Company has agreements with certain active officers that provide monthly payments based on compensation prior to retirement or death. The charge to expense for the agreements was $84,300 for 2004. Such charges reflect the accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date.

The Company has established an ESOP covering substantially all employees of the Company and the Bank. The ESOP provides for the Company to issue a put option to any participant who receives a distribution of Company stock. The option permits the participant to sell the stock to the Company at any time during two option periods, as defined in the plan, at the fair market value of the stock. The ESOP acquired 44,436 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Unallocated ESOP shares totaled 33,327 and 37,771 at June 30, 2004 and 2003 and had a fair value of $842,000 and $859,000. Allocated ESOP shares totaled 8,887 as of June 30, 2004. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Expense is recorded equal to the fair market value of the stock when shares are committed to be released. At June 30, 2004, there were 2,222 committed to be released shares and ESOP expense for 2004 and 2003 totaled $137,000 and $87,000.

     Below are the transactions affecting the ESOP equity accounts:



                                                                                2004
                                                                     Additional       Unearned
                                                     Common           Paid-in           ESOP
                                                      Stock           Capital          Shares            Total
---------------------------------------------------------------------------------------------------------------
   Balance, July 1, 2002.........................   $444,360               --        $(444,360)        $     --
     ESOP shares earned..........................         --           22,219           44,436           66,655
                                                    --------          -------        ---------         --------
   Balance, June 30, 2003........................    444,360           22,219         (399,924)          66,655
     ESOP shares earned..........................         --           75,541           44,436          119,977
                                                    --------          -------        ---------         --------

   Balance, June 30, 2004........................   $444,360          $97,760        $(355,488)        $186,632
                                                    ========          =======        =========         ========


The Company also has a recognition and retention plan (RRP) which provides for the award and issuance of up to 22,218 shares of the Company's stock to members of the Board of Directors and management. The RRP has purchased 22,218 shares of the Company's common stock in the open market and at June 30 2003, all such shares had been awarded. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expenses recognized under the RRP plan totaled approximately $75,000 for 2004.


Note 13:  Stock Option Plan

The Company has a fixed option plan under which it may grant options that vest over five years to employees. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years.

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


During 2004 and 2003, the Company granted options to purchase 3,000 and 46,770 shares of common stock and there were no exercises, forfeitures, or expiration of the options for the years ended June 30, 2004 and 2003.

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

                                                           2004       2003
                                                       ----------------------
   Dividend yields................................        1.12%       1.36%
   Volatility factors of expected market
      price of common stock.......................        9.04%       6.40%
   Risk-free interest rates.......................        4.03%       3.96%
   Expected life of options.......................       10 years    10 years

   Weighted-average fair value of options
      granted during the year.....................        $6.76       $3.19


The following table summarizes information about stock options under the plan outstanding at June 30, 2004:


                                       Options Outstanding
                                        Weighted-Average
      Exercise          Number              Remaining           Options
       Prices         Outstanding       Contractual Life      Exercisable
-------------------------------------------------------------------------------
       $14.00             23,604            8.0 years            4,720
       $14.99              4,166            8.0 years             833
       $17.20             19,000            8.0 years            3,800
       $27.74              3,000            9.5 years              --



Note 14:  Other Comprehensive Income
                                                                         2004      2003
----------------------------------------------------------------------------------------
   Unrealized gains (losses) on securities
     Unrealized holding gains (losses) arising during the year......   $(444)     $ 260
     Less: reclassification adjustment for gains realized in net
       income.......................................................     106        320
                                                                       -----      -----
                                                                        (550)     $ (60)
   Tax expense (benefit)............................................    (218)       (24)
                                                                       -----      -----
                                                                       $(332)     $ (36)
                                                                       =====      =====


At June 30, 2004 and 2003, accumulated other comprehensive income (loss) consisted solely of net unrealized losses on securities.


                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


Note 15: Earnings Per Share

 Earnings per share were computed as follows:

                                                 2004                                      2003
                                               Weighted-                                 Weighted-
                                                Average       Per Share                   Average      Per Share
                                   Income       Shares         Amount        Income       Shares        Amount
                                  -------------------------------------------------------------------------------
                                                                (not in thousands)
   Basic earnings per share
   Income available to common
     stockholders.............        $1,145     497,303       $2.30         $1,326       502,921        $2.64
   Effect of dilutive stock
     options..................                    15,799                                    2,146
                                      ------     -------                     ------       -------
   Diluted earnings per share
     Income available to
       common stockholders
       and assumed
       conversions............        $1,145     513,102       $2.23         $1,326       505,067        $2.62
                                      ======     =======       =====         ======       =======        =====

Options to purchase 3,000 and 19,000 shares of common stock at $27.74 and $17.20 per share were outstanding at June 30, 2004 and 2003, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


Note 16:  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest-bearing time deposits - The fair value of interest-bearing time deposits approximates carrying value.

Securities and mortgage-backed securities - Fair values are based on quoted market prices.

Loans - For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, including one-to-four family residential, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Loans held for sale - The fair value of loans held for sale approximates carrying value.

Interest receivable - The fair values of interest receivable approximate carrying values.

FHLB Stock - The fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate

                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Federal Home Loan Bank Advances and Other Borrowings - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Off-Balance Sheet Commitments - The fair value of these commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The difference between the fair value and notional amounts of off-balance sheet commitments at June 30, 2004 and 2003 was not material.

The estimated fair values of the Company's financial instruments are as follows:

                                                                2004                                2003
                                                 -----------------------------------------------------------------
                                                     Carrying           Fair            Carrying           Fair
                                                      Amount            Value            Amount            Value
                                                 -----------------------------------------------------------------
   Assets
     Cash and cash equivalents................... $    2,541        $    2,541       $    4,952        $    4,952
     Interest-bearing time deposits..............        299               299              299               299
     Investment securities available for sale....     13,596            13,596           12,187            12,187
     Investment securities held to maturity......        192               195              249               253
     Loans, net..................................    117,486           117,554          103,674           105,022
     Loans held for sale.........................      1,748             1,748           13,426            13,426
     Interest receivable.........................        662               662              686               686
     FHLB stock..................................      1,653             1,653            1,072             1,072
     Cash value of life insurance................      2,485             2,485            1,001             1,001

   Liabilities
     Deposits....................................    104,474           104,852          103,579           105,346
     FHLB advances...............................     19,828            20,015           16,160            16,628
     Other borrowings............................      7,829             7,829            6,010             6,010



                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


Note 17: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company.

                            Condensed Balance Sheets
                                                                                     2004                  2003
                                                                                 ----------------------------------
   Assets
     Cash..................................................................          $ 1,882              $ 2,275
     Investment in Bank....................................................           14,740               13,631
     Investment in unconsolidated subsidiary...............................              155                  155
     Other assets..........................................................              336                  191
                                                                                     -------              -------
       Total assets........................................................          $17,113              $16,252
                                                                                     =======              =======

   Liabilities
     Borrowings............................................................          $ 5,155              $ 5,155
     Other.................................................................               89                   22
                                                                                     -------              -------
       Total Liabilities...................................................            5,244                5,177
                                                                                     -------              -------

   Equity received from contributions to the ESOP..........................              186                   67
                                                                                     -------              -------

   Shareholders' equity
     Common stock..........................................................            4,598                4,598
     Retained earnings.....................................................            7,671                6,738
     Unearned RRP..........................................................             (293)                (367)
     Accumulated other comprehensive income (loss).........................             (293)                  39
                                                                                     -------              -------
                                                                                      11,683               11,008
                                                                                     -------              -------

       Total liabilities and shareholders' equity..........................          $17,113              $16,252
                                                                                     =======              =======



                         Condensed Statements of Income

                                                                                        2004                2003
                                                                                   -------------------------------
   Income - interest.......................................................          $    49              $    30
                                                                                     -------              -------

   Expenses
     Interest..............................................................              220                    3
     Other.................................................................               73                   92
                                                                                     -------              -------
                                                                                         293                   95
                                                                                     -------              -------

   Loss before equity in undistributed income of Bank and income
     tax expense...........................................................             (244)                 (65)

   Equity in undistributed income of Bank..................................            1,292                1,365
                                                                                     -------              -------
   Income before income tax................................................            1,048                1,300
   Income tax benefit......................................................              (97)                 (26)
                                                                                     -------              -------

   Net income..............................................................          $ 1,145              $ 1,326
                                                                                     =======              =======




                       City Savings Financial Corporation
                   Notes to Consolidted Financial Statements
                             June 30, 2004 and 2003
           (Table Dollar Amounts in Thousands, Except Per Share Data)


                       Condensed Statements of Cash Flows

                                                                                       2004                  2003
                                                                                 ----------------------------------
   Cash flows from operating activities
     Net income............................................................          $ 1,145              $ 1,326
     Other.................................................................           (1,327)              (1,476)
                                                                                     -------              -------
       Net cash used in operating activities...............................             (182)                (150)
                                                                                     -------              -------

   Cash flows from investing activity - investment in Bank.................               --               (3,177)
                                                                                     -------              -------

   Cash flows from financing activities
     Proceeds from issuance of debt........................................               --                5,155
     Dividends paid........................................................             (211)                (111)
                                                                                     -------              -------
       Net cash provided by financing activities...........................             (211)               5,044
                                                                                     -------              -------

   Net change in cash......................................................             (393)               1,717

   Cash at beginning of year...............................................            2,275                  558
                                                                                     -------              -------

   Cash at end of year.....................................................          $ 1,882              $ 2,275
                                                                                     =======              =======


                             DIRECTORS AND OFFICERS

                               BOARD OF DIRECTORS

       Bruce W. Steinke                                Thomas F. Swirski
    Chairman of the Board                             President and Chief
  Retired President and Chief                     Executive Officer of Holding
 Executive Officer of the Bank                         Company and the Bank
 and Chairman of the Board of
        Holding Company                                 George L. Koehm
                                                  Treasurer of Holding Company
       Richard G. Cook                            and Executive Vice President,
Secretary of the Holding Company                      Treasurer of the Bank
       Corporate Manager,
  Metropolitan School District                          James E. Magnuson
     of New Durham Township                                President,
                                                      Beacon Hills Golf Club
     L. Charles Lukmann III
            Partner,                                     Mark T. Savinski
     Harris Welsh & Lukmann                             Paralegal Analyst,
                                                      Office of Hearings and
        Dale Parkison                                Appeals, Social Security
          President,                                     Administration
  Parkison & Hinton, Inc. P.C.                         (Director Emeritus)



================================================================================

            EXECUTIVE OFFICERS OF CITY SAVINGS FINANCIAL CORPORATION

        Thomas F. Swirski                               George L. Koehm
          President and                                    Treasurer
     Chief Executive Officer


================================================================================

                      SENIOR OFFICERS OF CITY SAVINGS BANK

       Thomas F. Swirski                                George L. Koehm
         President and                              Executive Vice President
    Chief Executive Officer                              and Treasurer

       Debra L. Moffitt                                 Michael L. Zappia
    Vice President, Mortgage                             Vice President,
      and Consumer Lending                              Commercial Lending

                             DIRECTORS AND OFFICERS

     Richard G. Cook (age 67) retired in 1999 as Business Manager of the Michigan City Area Schools, a position that he held for 25 years. He currently serves as corporate manager of the Metropolitan School District of New Durham Township in LaPorte County, Indiana. He has served as Secretary of the Bank since 2000 and of the Holding Company since September 2001.

     George L. Koehm (age 42) has served as Executive Vice President and Treasurer of the Bank since November 2002, and prior thereto as Treasurer and Controller of the Bank since April 1999, Treasurer of City Savings Financial Services, Inc. since April 2000, and Treasurer of the Holding Company since September 2001. From 1997 until 1999, he served as Executive Vice President and Chief Operating Officer of Argo Federal Savings Bank. From 1989 until 1997, Mr. Koehm served as Vice President and Treasurer of Community Bank, F.S.B., and as Chief Financial Officer of Community Bank's holding company, CB Bancorp, Inc.

     L. Charles Lukmann III (age 51) has served as partner of Harris Welsh & Lukmann, a law firm based in Chesterton, Indiana, since 1979. He is also a member of Woodlake Springs LLC (owner of lots in Chesterton) and of Ennis Builders LLC (homebuilding in Chesterton).

     James E. Magnuson (age 53) served as President of North Shore Sales, Inc. (Lincoln Mercury automobile dealership based in LaPorte, Indiana) between 1973 and 2002. He has served as President of Beacon Hills Golf Club, Inc. (golf club based in LaPorte, Indiana) since 1996.

     Debra L. Moffitt (age 46) has served as Vice President of Mortgage and Consumer Lending of the Bank since November 2002, and Manager of the Mortgage and Consumer Lending Department since November 2000. From 1997 until 2000, Ms. Moffitt served as Assistant Vice President of Community Bank, FSB in many different capacities including Branch Management and Lending in the Consumer and Mortgage areas. Ms. Moffitt has served in management positions at several other local banks since 1975.

     Dale Parkison, C.P.A. (age 43) has served as President of Parkison & Hinton, Inc. P.C. (certified public accountants based in LaPorte, Indiana) since 1992.

     Mark T.  Savinski  (age  50) is a  Paralegal  Analyst  with the  Office  of
Hearings and Appeals for the Social Security Administration. He served as District Director for U.S. Congressman Peter J. Visclosky, First District of Indiana from 1998 until June 2004. From 1989 until 1998, Mr. Savinski served as Human Resource Manager for Modine Manufacturing Company in La Porte, Indiana. Mr. Savinski is a director emeritus of the Company.

     Bruce W. Steinke (age 72) retired as President and Chief Executive Officer of the Bank in 2000. Mr. Steinke was employed by the Bank for over 30 years and has served on the board of directors since 1969. He has served as the Chairman of the Board of the Bank since January 2000 and of the Holding Company since September 2001.

     Thomas F. Swirski (age 49) has been President, Chief Executive Officer and Compliance Officer of the Bank since February 2000 and of City Savings Financial Services, Inc. since November 1999, and President and Chief Executive Officer of the Holding Company since September 2001. From 1981 until his appointment as President, Mr. Swirski served as Secretary, Mortgage Loan Manager and Compliance Officer of the Bank. Mr. Swirski has a Masters degree in Finance from Indiana University and is a graduate of the University of Wisconsin Graduate School of Banking.

     Michel L. Zappia (age 42) joined City Savings Bank as Vice President of Commercial Lending in September of 2004. From 2002 to 2004, Mr. Zappia served as a Commercial Loan Officer with Centier Bank in Chesterton, Indiana. From 1999 to 2002, Mr. Zappia served as Credit Analyst and was later promoted to Commercial Loan Officer at South Holland Bank, in South Holland, Illinois. Mr. Zappia has served as Credit Manager and Credit Analyst at several national banks and finance companies. Mr. Zappia has a Bachelor of Science Degree in Business Management and Labor Relations from Indiana University.

Market Information

     The Bank converted from a state mutual savings association to a state stock savings association effective December 27, 2001, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the OTC Electronic Bulletin Board under the symbol "CSFC." As of July 31, 2004, there were approximately 320 record holders of the Holding Company's Common Stock.

     Any dividends paid by the Holding Company will be subject to determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by the Bank to the Holding Company; and general business practices.

     The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Bank. Applicable law restricts the amount of dividends the Bank may pay to the Holding Company without obtaining the prior approval of the OTS to an amount that does not exceed the Bank's year-to-date net income plus its retained net income for the preceding two years. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

     In addition to the foregoing, the portion of the Bank's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends to the Holding Company without the payment of federal income taxes by the Bank at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Bank that would result in a recapture of the Bank's bad debt reserve or otherwise create federal tax liabilities.

                                      Stock Bid
                               ----------------------
Quarter Ended                   High             Low
------------------             ------          ------
September 30, 2002             $14.00          $13.50
December 31, 2002               16.40           13.25
March 31, 2003                  18.00           16.00
June 30, 2003                   21.00           17.75
September 30, 2003              21.30           19.81
December 31, 2003               27.74           21.30
March 31, 2004                  28.00           26.75
June 30, 2004                   28.00           25.25

Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The source of bid information is the OTC Bulletin Board.

Market Makers
-------------
Howe Barnes Investments, Inc.
Moors and Cabot, Inc.
Monroe Securities, Inc.
Trident Securities, Inc.
Hill, Thompson, Magid & Co., Inc.

Transfer Agent and Registrar
----------------------------
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey  10701
(800) 525-7686

General Counsel
---------------
Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana  46204

Independent Auditor
-------------------
BKD, LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46204

Shareholders and General Inquiries
----------------------------------
The Company will file an Annual Report on Form 10-KSB for its fiscal year ended June 30, 2004 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

George L. Koehm
Treasurer
2000 Franklin Street
Michigan City, IN  46360